                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          PREMIERE RADIO NETWORKS, INC.
                                (Name of Issuer)

                  (i) COMMON STOCK, PAR $0.01 VALUE PER SHARE;
              (ii) CLASS A COMMON STOCK, PAR $0.01 VALUE PER SHARE
                         (Title of Class of Securities)

                        (i) 740906 20 1; (ii) 740906 10 2
                                 (CUSIP Number)

                                Stephen C. Lehman
                          Premiere Radio Networks, Inc.
           15260 Ventura Boulevard, Suite 500, Los Angeles, CA 91403
           ---------------------------------------------------------
                            Telephone (818) 377-5300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 7, 1997
             (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 2 of ___ Pages

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMOTHY M. KELLY
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                        (b) / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        49,166 shares.  See Item 5.I
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.I
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           211,346 shares.  See item 5.I
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      211,346 shares.  See Item 5.I
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      /X/
-------------------------------------------------------------------------------
 13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.7%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 3 of ___ Pages

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMOTHY M. KELLY
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                         (b) / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        27,916 shares.  See Item 5.I
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,348 shares.  See Item 5.I
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           109,006 shares.  See Item 5.I
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      109,006 shares.  See Item 5.I
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       /X/
-------------------------------------------------------------------------------
 13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 4 of ___ Pages

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KRAIG T. KITCHIN
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                         (b) / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        58,589 shares.  See Item 5.II
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.II
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           160,160 shares.  See Item 5.II
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      160,160 shares.  See Item 5.II
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      /X/
-------------------------------------------------------------------------------
 13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.3%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 5 of ___ Pages

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KRAIG T. KITCHIN
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                         (b) / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        42,628 shares.  See Item 5.II
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,378 shares.  See Item 5.II
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           93,413 shares.  See Item 5.II
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      93,413 shares.  See Item 5.II
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       /X/
-------------------------------------------------------------------------------
 13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 6 of ___ Pages

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STEPHEN C. LEHMAN
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *(a) /X/
                                                         (b) / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        63,000 shares.  See Item 5.III
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.III
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           733,420 shares.  See Item 5.III
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      733,420 shares.  See Item 5.III
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      /X/
-------------------------------------------------------------------------------
 13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.7%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 7 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STEPHEN C. LEHMAN
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        61,500 shares.  See Item 5.III
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,378 shares.  See Item 5.III
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           396,710 shares.  See Item 5.III
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        396,710 shares.  See Item 5.III
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.2%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 8 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LOUISE G. PALANKER
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        52,393 shares.  See Item 5.V
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.V
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER
                    -----------------------------------------------------------
     OWNED BY           300,180 shares.  See Item 5.V
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        300,180 shares.  See Item 5.V
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                          /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.1%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 9 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LOUISE G. PALANKER
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        29,530 shares.  See Item 5.V
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,378 shares.  See Item 5.V

                    -----------------------------------------------------------
   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           153,423 shares.  See Item 5.V
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        153,423 shares.  See Item 5.V
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.6%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 10 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HAROLD S. WROBEL
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        161,113 shares.  See Item 5.VI
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.VI
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           221,910 shares.  See Item 5.VI
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        221,910 shares.  See Item 5.VI
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                          /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 11 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HAROLD S. WROBEL
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        94,737 shares.  See Item 5.VI
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,378 shares.  See Item 5.VI
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           125,136 shares.  See Item 5.VI
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        125,136 shares.  See Item 5.VI
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 20 1         SCHEDULE 13D         Page 12 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT W. CRAWFORD
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        58,433 shares.  See Item 5.VII
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            1,742,755 shares.  See Item 5.VII
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           58,433 shares.  See Item 5.VII
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON       -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        58,433 shares.  See Item 5.VII
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                          /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 740906 10 2         SCHEDULE 13D         Page 13 of ___ Pages

-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT W. CRAWFORD
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
 3      SEC USE ONLY

-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 6      CITIZEN OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        37,550 shares.  See Item 5.VII
                    -----------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER

      SHARES            871,378 shares.  See Item 5.VII
                    -----------------------------------------------------------

   BENEFICIALLY     9   SOLE DISPOSITIVE POWER

     OWNED BY           37,550 shares.  See Item 5.VII
                    -----------------------------------------------------------
       EACH         10  SHARED DISPOSITIVE POWER

 REPORTING PERSON        -0-
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,550 shares.  See Item 5.VII
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           /X/
-------------------------------------------------------------------------------
 13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D, dated October 20, 1995, as amended by Amendment No. 1 thereto (as amended, the "Schedule") filed by Stephen C. Lehman, Louise G. Palanker, Timothy M. Kelly, Edward Mann, Kraig T. Kitchin, Harold S. Wrobel and Robert W. Crawford (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), and the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Premiere Radio
Networks, Inc., a Delaware corporation (the "Issuer").   Unless otherwise
indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows.

ITEM 2    IDENTITY AND BACKGROUND

     Item 2 is hereby amended to delete Edward Mann as a Reporting Person.

ITEM 4  PURPOSE OF TRANSACTION

     Item 4 of the Schedule is hereby amended to add the following:

     On April 7, 1997 the Issuer entered into an Agreement and Plan of
Merger (the "Merger Agreement") with Jacor Communications, Inc. ("JCI"), Jacor Communications Company ("JCC"), and PRN Acquisition Corp. ("PRN") pursuant to which, among other things, the Issuer will be merged with PRN, with the Issuer as the surviving corporation (the "Merger"). In the Merger the Common Stock and Class A Common Stock will be converted into cash and common stock of JCI. In order to facilitate the transactions contemplated by the Merger Agreement, the Reporting Persons other than Messrs. Mann, Wrobel and Crawford, entered into that certain Shareholders Agreement, dated April 7, 1997 (the "Shareholders Agreement"), a copy of which is attached hereto as
EXHIBIT 99.1 and incorporated herein by reference. Pursuant to the Shareholders Agreement, among other things, the Reporting Persons who executed the Shareholders Agreement (i) approved, adopted and consented to the Merger Agreement and the transactions contemplated thereby, (ii) agreed not to take certain actions which would make it more difficult to consummate the transactions contemplated by the Merger Agreement, (iii) granted to JCI and JCC an irrevocable proxy to vote the shares of Common Stock and Class A Common Stock in any vote to consummate the transactions contemplated by the Merger Agreement, and (iv) agreed not to dispose of any shares of Common Stock or Class A Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule is hereby amended and restated as follows:

     Daniel M. Yukelson, the Vice President/Finance and Chief Financial Officer of the Issuer, has advised that there were 3,654,121 shares of Common Stock and 4,256,794 shares of Class A Common Stock outstanding on April 7, 1997.

I.   TIMOTHY M. KELLY

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               211,346 [consists of 162,180 shares of Common Stock and 49,166 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 5.7%.
          3. Number of shares as to which there is sole power to vote or to direct the vote: 49,166 [does not include 162,180 shares of Common Stock included in the Voting Trust and 48,465 of which shares Mr. Kelly has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 211,346 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK

          1. Aggregate number of shares of Class A Common Stock beneficially owned; 109,006 [consists of 81,090 shares of Class A Common Stock and 27,916 shares of Class A Common Stock issuable under exercise of options exercisable within sixty days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 2.5%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 27,916 [does not include 81,090 shares of Class A Common Stock included in the Voting Trust, 24,232 of which shares Mr. Kelly has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 109,006 [includes shares of Class A Common Stock subject to contractual restrictions on disposition set forth in the Stockholders Agreement.]
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0.


                                  Page 15 of ___ Pages

II.  KRAIG T. KITCHIN

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               160,160 [consists of 107,660 shares of Common Stock and 52,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 4.3%
          3. Number of shares as to which there is sole power to vote or direct the vote; 58,589 [does not include 101,571 shares of Common Stock included in the Voting Trust, 30,353 of which shares Mr. Kitchin has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 160,160 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned; 93,413 [consists of 53,830 shares of Class A Common Stock and 39,583 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days hereof].
          2. Percentage of outstanding of Class A Common Stock beneficially owned: 2.2%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 42,628 [does not include 50,786 shares of Class A Common Stock included in the Voting Trust, 15,176 of which shares Mr. Kitchin has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 93,413 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

                                  Page 16 of ___ Pages

III. STEPHEN C. LEHMAN

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               733,420 [consists of 670,420 shares of Common Stock and 63,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 19.7%
          3. Number of shares as to which there is sole power to vote or direct the vote: 63,000 [does not include 670,420 shares of Common Stock included in the Voting Trust, 200,344 of which shares Mr. Lehman has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 733,420 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement.]
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 396,710 [consists of 335,210 shares of Class A Common Stock and 61,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days hereof].
          2. Percentage of outstanding of Class A Common Stock beneficially owned: 9.2%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 61,500 [does not include 335,210 shares of Class A Common Stock included in the Voting Trust, 100,172 of which shares Mr. Lehman has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 396,710 (includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

                                  Page 17 of ___ Pages

IV.  LOUISE G. PALANKER

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               300,180 [consists of 268,180 shares of Common Stock and 32,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 8.1%
          3. Number of shares as to which there is sole power to vote or direct the vote: 52,393 [does not include 247,787 shares of Common Stock included in the Voting Trust, 74,047 of which shares Ms. Palanker has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 300,180 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement.].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 153,423 [consists of 134,090 shares of Class A Common Stock and 19,333 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days hereof].
          2. Percentage of outstanding of Class A Common Stock beneficially owned: 3.6%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 29,530 [does not include 123,893 shares of Class A Common Stock included in the Voting Trust, 37,024 of which shares Ms. Palanker has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 153,423 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

                                  Page 18 of ___ Pages

V.   HAROLD S. WROBEL

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               221,910 [consists of 171,476 shares of Common Stock and 50,434 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 6.0%
          3. Number of shares as to which there is sole power to vote or direct the vote: 161,113 [does not include 60,797 shares of Common Stock included in the Voting Trust, 18,168 of which shares Mr. Wrobel has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 221,910 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement.].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 125,136 [consists of 89,919 shares of Class A Common Stock and 35,217 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days hereof].
          2. Percentage of outstanding of Class A Common Stock beneficially owned: 2.9%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 89,683 [does not include 266,999 shares of Class A Common Stock included in the Voting Trust, 8,454 of which shares Mr. Wrobel has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 125,136 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

                                  Page 19 of ___ Pages

VI.  ROBERT W. CRAWFORD

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               58,433 [includes 26,100 shares of Common Stock and 32,333 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 1.6%
          3. Number of shares as to which there is sole power to vote or direct the vote: 58,433
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 58,433
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 37,550 [includes 13,050 shares of Class A Common Stock and 24,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days hereof].
          2. Percentage of outstanding of Class A Common Stock beneficially owned: 0.9%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 37,550
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 37,550
          6. Number of shares as to which there is shared power to dispose or direct the disposition: 0

                                  Page 20 of ___ Pages

VII. REPORTING PERSONS AS A GROUP

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               1,685,449 [consists of 1,406,016 shares of Common Stock and 279,433 shares of Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 42.9%
          3. Number of shares as to which there is sole power to vote or direct the vote: 442,694 [does not include 1,242,755 shares of Common Stock included in the Voting Trust, 371,378 of which shares the Group has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 1,742,755 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 1,685,449 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement.]
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 915,239 [consists of 707,189 shares of Class A Common Stock and 208,050 shares of Class A Common Stock issuable upon exercise of options and warrants exercisable within 60 days hereof].
          2. Percentage of outstanding of Commons Class A Common Stock beneficially owned: 20.5%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 293,862. [does not include 621,378 shares of Class A Common Stock included in the voting Trust, 185,689 of which shares the Group has granted irrevocable voting rights to Archon Communications, Inc.].
          4. Number of shares as to which there is shared power to vote or to direct the vote: 871,378 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 915,239 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or direct the disposition: 0

ITEM 6 CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule is hereby amended to add the response to Item 4 herein.

                                  Page 21 of ___ Pages

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule is hereby amended by adding the following:


EXHIBIT NO.               DESCRIPTION
    99.1         Shareholders Agreement dated
                 April 7, 1997 among the
                 Reporting Persons, JCI, JCC
                 and the other parties named therein












                                  Page 22 of ___ Pages

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 14, 1997

                                              /S/
                                   -------------------------------------------
                                   Stephen C. Lehman


                                              /S/
                                   -------------------------------------------
                                   Louise G. Palanker


                                              /S/
                                   -------------------------------------------
                                   Timothy M. Kelly


                                              /S/
                                   -------------------------------------------
                                   Edward H. Mann


                                              /S/
                                   -------------------------------------------
                                   Kraig T. Kitchin


                                              /S/
                                   -------------------------------------------
                                   Harold S.  Wrobel


                                              /S/
                                   -------------------------------------------
                                   Robert W. Crawford